EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES

The following unaudited table presents the consolidated ratios of earnings to fixed charges. The ratio of earnings to fixed charges has been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits) and the portion of net rental expense which is deemed to be equivalent to interest on debt. Interest expense (other than on deposits) includes interest on notes and debentures, Federal Home Loan Bank borrowings, federal funds purchased and securities sold under agreements to repurchase, mortgages, and other funds borrowed. The pro forma ratio of earnings to fixed charges to combined fixed charges has been presented to reflect the interest expense of the Senior Notes issued as part of the Private Placement.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Earnings to Fixed Charges—Company:
Excluding interest on deposits	2.07	1.74	1.61	1.72	1.53
Including interest on deposits	1.48	1.28	1.25	1.30	1.13
Earnings to Fixed Charges—Bank:
Excluding interest on deposits	3.04	2.37	2.12	2.35	2.83
Including interest on deposits	1.74	1.42	1.39	1.47	1.28